P.E. 2/12/02



RECD S.E.C.
FEB 12 2002
1086

As furnished to the Securities and Exchange Commission on February 12, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Washington, D.C. 20549

Report of Foreign Private Issuer
Dated February 12, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Credit Suisse Group

Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

CREDIT SUISSE | GROUP

Media Relations
CREDIT SUISSE GROUP
P.O. Box 1
CH-8070 Zurich

Telephone +41-1-333 8844
Fax +41-1-333 8877
e-mail media.relations@csg.ch

PRESS RELEASE

Credit Suisse Group comments on allegations relating to Banco General de Negocios in Argentina

Zurich, February 7, 2002 – **Credit Suisse Group is shocked and deeply concerned by the allegations relating to BGN. The three shareholder banks, which together hold a voting interest of approx. 31% in BGN, are making every possible effort to help clarify the situation. To this end, they are in close contact with the relevant authorities.**

Credit Suisse First Boston traditionally has had a strong presence in Latin America and has held a stake in Banco General de Negocios (BGN) as a financial investment since 1970. Credit Suisse First Boston currently holds 23% of share capital and has a voting interest of 12% in BGN, as well as holding approximately 19% of share capital in Banco Comercial in Uruguay and around 12% of share capital in San Luis Financial and Investment in Panama. Two other major international banks also hold minority stakes in these companies and have board representation. Lukas Mühlemann has been a member of the Board of Directors of BGN since 1998.

On January 24, 2002, Credit Suisse Group learned that Carlos Rohm, Vice-Chairman of BGN, had been arrested. José Rohm, Chairman of the Board of Directors of BGN, was in Switzerland on January 24 and 25 in order to attend an ordinary meeting of the Board of Directors of BGN, which had long been planned. According to the information available to Credit Suisse Group, the Swiss authorities were not searching for José Rohm at this point in time.

Following the board meeting, shareholder banks learned additional information, which they provided to the relevant authorities as soon as possible. The banks have since remained in close contact with the relevant central banks. Credit Suisse Group is not able to comment on these discussions, nor to disclose further details. The Group is making every possible effort to help clarify the situation.

Enquiries

Credit Suisse Group, Media Relations Telephone +41 1 333 8844

Internet

http://www.credit-suisse.com

Credit Suisse Group

Credit Suisse Group is a leading global financial services company headquartered in Zurich. Credit Suisse provides private clients and small- and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. Credit Suisse First Boston, the investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Zurich and London on the SWX Swiss Exchange/virt-x, Frankfurt and Tokyo, and in the form of American Depositary Shares (CSR) in New York. The Group employs around 80,000 staff worldwide. As of September 30, 2001, it reported assets under management of CHF 1,290.4 billion.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain projections or other forward-looking statements related to Credit Suisse Group that involve risks and uncertainties. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by Credit Suisse Group with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to market fluctuations and volatility, significant interest rate changes, credit exposures, cross border transactions and foreign exchange fluctuations, impaired liquidity, competition and legal liability. All forward-looking statements are based on information available to Credit Suisse Group on the date of its posting and Credit Suisse Group assumes no obligation to update such statements unless otherwise required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP

By: /s/ David Frick
Name: David Frick
Title: Managing Director

By: /s/ Karin Rhomberg
Name: Karin Rhomberg
Title: Managing Director

Dated: February 12, 2002